UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026 (Report No. 2)

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On February 13, 2026, Nasus Pharma Ltd., issued a press release titled “Nasus Pharma Announces Closing of $15.0 Million Private Placement,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued on February 13, 2026, by Nasus Pharma Ltd. titled “Nasus Pharma Announces Closing of $15.0 Million Private Placement.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: February 13, 2026	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer